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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

PVF CAPITAL CORP

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

693654105

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(CUSIP Number)

UMBERTO P. FEDELI

C/O THE FEDELI GROUP

5005 ROCKSIDE ROAD, SUITE 500

INDEPENDENCE, OHIO 44131

(216) 328-8080

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

SEPTEMBER 20, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 693654105

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

UMBERTO P. FEDELI

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |x|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

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7

SOLE VOTING POWER

NUMBER OF

338,000

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

338,000

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

338,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.35%

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14

TYPE OF REPORTING PERSON*

IN

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

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.

Item 1.

Security and Issuer

      This statement relates to the shares of Common Stock of PVF Capital Corp. The address of the issuer is 30000 Aurora Road, Solon, OH 44139

Item 2.

Identity and Background

(a)

This schedule is being filed by Umberto Fedeli

(b)

Mr. Fedeli’s business address is 5005 Rockside Rd., Independence, OH 44131

(c)

Mr. Fedeli is President & Chief Executive Officer of the Fedeli Group, an insurance brokerage and consulting firm.

(d)

During the past 5 years, Mr. Fedeli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past 5 years, Mr. Fedeli has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or trial order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

Mr. Fedeli is a citizen of the United States

Item 3.

Sources and Amount of Funds

All shares acquired by Mr. Fedeli have been purchased with personal funds.

Item 4.

Purpose of Transaction

Subject to market and business conditions and other factors, Mr. Fedeli may purchase additional shares, maintain his present ownership if shares, or sell some or all of the shares he owns

Item 5.

Interest in Securities of the Issuer

(a)

Mr. Fedeli beneficially owns 338,000 shares which represents 4.35% of the outstanding shares (7,763,524 at September 4, 2007).

(b)

Mr. Fedeli has sole voting and dispositive power with respect to all 338,000 shares he beneficially owns.

(c)

The following is a list of shares sold in PVF Capital Corp. in the past 60 calendar days.  All of such sales were open market transactions.

Sales

Date	Buy/Sell	Quantity	Price
9/20/07	Sell	-16,000	15.752312
9/19/07	Sell	-12,000	15.851416
9/18/07	Sell	-25,000	15.761560
9/11/07	Sell	-3,000	15.885336
9/7/07	Sell	-29,000	15.546241
9/6/07	Sell	-30,000	15.641272
9/5/07	Sell	-11,000	15.620638
		-126,000

Item 6.

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

NONE

Item 7

Materials to Be Filed as Exhibits

NONE

SIGNATURE

After  reasonable  inquiry and to the best of my knowledge and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

DATED:  September 24, 2007

By   /s/ Umberto P. Fedeli

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Umberto P. Fedeli